Exhibit 99.2

EXHIBITS

Exhibit Number		Page

99.2	Regular Meeting
1.Cash dividend declaration on the Company’s Voting Preferred Stock
Annual Meeting of Stockholders
1.Approval of the audited financial statements of the Company for the fiscal year ended December 31, 2021 contained in the Company’s 2021 Annual Report

2.Election of directors of the Company

Organizational Meeting
1.Appointment of Chairman of the Board of Directors
2.Appointment of Lead Independent Director

3.Appointment of members of the Advisory Board/Committee

4.Appointment of Chairmen and Members of the Audit Committee, Risk Committee, Governance, Nomination and Sustainability Committee, Executive Compensation Committee, Technology Strategy Committee and Data Privacy and Information Security Committee of the Board of Directors

5.Election of officers of the Company

June 14, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Alexandra D. Tom Wong

OIC-Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

June 14, 2022

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,495 As of April 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 14, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter
5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of PLDT Inc. (the “Company” or “PLDT”) and actions approved in the said meetings.

1.	Annual Meeting of Stockholders

1.1.

The Annual Meeting was held on June 14, 2022 at 3:00 p.m. in virtual format in light of the COVID-19 pandemic and quarantine restrictions, and to ensure the safety and welfare of the Company’s stockholders. The Notice and Agenda of the Annual Meeting was published in Philippine Star and Philippine Daily Inquirer (in printed and online format) on May 23, 2022 and May 24, 2022. The said Notice and Agenda together with the Information Statement, Proxy Form, 2021 Management Report/Annual Report, Annual Report for the year ended December 31, 2021 in SEC Form 17-A and Quarterly Report for the first quarter of 2022 in SEC Form 17-Q are posted on PSE EDGE and on the Company’s website at https://edge.pse.com.ph and https://main.pldt.com/investor-relations/shareholder-information/latest-shareholders'-news, respectively.

(a)

As at the Record Date, April 15, 2022 (the "Record Date"), the total outstanding shares of PLDT entitling the holders thereof to attend and vote at the Annual Meeting was 366,055,775, broken down as follows:

Class Of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Total	366,055,775

(b)

The total Common and Voting Preferred Shares (the “Voting Shares”) owned or held by the stockholders present or represented by proxy at the Annual Meeting was 307,579,150 representing 84.03% of the total outstanding Voting Shares of PLDT as at the Record Date, broken down as follows:

Class of SharesNumber of Shares% to Total Outstanding SharesPresentProxyPresent/ProxyCommon3,300157,575,850157,579,15043.05Voting Preferred-150,000,000150,000,00040.98 Total3,300307,575,850307,579,15084.03

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(c)

All of the thirteen (13) directors, the Chairman of the Board, the Chairmen of the Audit, Risk, Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees, the President and Chief Executive Officer and other key officers of the Company were present in the Annual Meeting. Representatives from the Company’s independent auditors, Sycip Gorres Velayo & Co. (“SGV”) were also present in the Annual Meeting.

1.2	Each item in the Agenda for the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions and/or online voting in absentia.

1.3	The voting requirement and the votes cast for each of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a)	Approval of the audited financial statements for the fiscal year ended December 31, 2021 contained in the Company’s 2021 Annual Report.

CLASS OF SHARES	VOTING REQUIREMENT
	Majority of Total Outstanding Common and Voting Preferred Shares
	VOTES CAST
COMMON	FOR	AGAINST	ABSTAIN
Stockholders who participated in the Annual Meeting and voted online	311	-	1
Stockholders represented by proxies	157,190,281	223,981	161,588
Sub-Total	157,190,592	223,981	161,589
VOTING PREFERRED
Stockholders represented by proxies	150,000,000	-	-
Sub-Total	150,000,000	-	-
Grand Total	307,190,592	223,981	161,589

With more than two-thirds (2/3) of the outstanding Voting Shares voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31, 2021 contained in the Company’s 2021 Annual Report, the said financial statements were approved.

(b)	Election of thirteen (13) directors including three (3) independent directors for the ensuing year, whose background information are contained in the Information Statement.

The Chairman explained the review or screening process of the Governance, Nomination and Sustainability Committee (“GNSC”) to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria or qualifications for an independent director, as well as the diversity aspects considered by the GNSC pursuant to the Company’s Board Diversity Policy.

.

NAME OF DIRECTOR/INDEPENDENT DIRECTOR

VOTING REQUIREMENTS

Thirteen (13) nominees receiving the highest number of votes from the holders of Common and Voting Preferred Shares shall be declared elected and three (3) of them who have been pre-qualified as independent directors shall be declared elected as such.

VOTES CAST

	Stockholder 1	Stockholder 2	Total Number of Votes
Mr. Bernido H. Liu (Independent Director)	312	293,847,869	293,848,181
Chief Justice Artemio V. Panganiban (Ret.) (Independent Director)	312	290,054,136	290,054,448
Ms. Bernadine T. Siy (Independent Director)	312	291,447,190	291,447,502
Mr. Manuel L. Argel, Jr.	312	290,875,745	290,876,057
Ms. Helen Y. Dee	312	290,755,294	290,755,606
Atty. Ray C. Espinosa	312	289,638,921	289,639,233

Mr. James L. Go	312	289,466,699	289,467,011
Mr. Kazuyuki Kozu	312	290,691,053	290,691,365
Mr. Manuel V. Pangilinan	312	291,078,172	291,078,484
Mr. Alfredo S. Panlilio	312	350,390,536	350,390,848
Amb. Albert F. Del Rosario		292,263,578	292,263,890
Mr. Naoki Wakai	312	290,873,982	290,874,294
Ms. Marife B. Zamora	312	290,877,249	290,877,561

Legend :
Stockholder 1 - Stockholders who participated in the Annual Meeting and voted online
Stockholder 2 - Stockholders represented by proxies

Each director/independent director-nominee received the votes of more than a majority of the outstanding Voting Shares. Since there are only thirteen (13) Board seats and thirteen (13) nominees, each director-nominee was declared  elected and three (3) of them, namely Mr. Bernido H. Liu, Ret. Chief Justice Artermio V. Panganiban and Ms. Bernadine T. Siy, who have been pre-qualified as independent directors, were declared elected as such.

Attached are copies of the Certification executed by Mr. Bernido H. Liu, Ret. Chief Justice Artemio V. Panganiban and Ms. Bernadine T. Siy in connection with their election as independent directors of the Company.

1.4SGV performed agreed upon procedures for the Company’s registration, tabulation and reporting modules, encoding and processing of proxies, encoding and processing of online registration and online voting, and system reports generated by the Stockholder Management System in accordance with the Philippine Standards on Related Services 4400, Engagements and Agreed-Upon Procedures Regarding Financial Information issued by the Auditing Standards and Practices Council. Representatives from SGV were present at the Annual Meeting to check the accuracy and completeness of quorum and reports generated by the systems.

1.5Stockholders were given an opportunity to ask questions via email to pldtshareholderservices@pldt.com.ph.  The questions received were addressed or responded to after the Election of Directors and prior to Other Business in the Agenda by the President & CEO and other key officers of the Company.

1.6 Stockholders were also informed of the following: (a) pursuant to the authority vested in the Audit Committee under the Company’s by-Laws, the Audit Committee appointed SGV as independent auditors to audit the financial statements of the Company for the year ended December 31, 2022, and such appointment was confirmed by the Board of Directors; and (b) the Minutes of the Annual Meeting of Stockholders held on June 8, 2021 and 2021 Definitive Information Statement have been posted on the Company’s website and can be accessed at https://main.pldt.com/investor-relations/shareholder-information/latest-shareholders'-news, and the Minutes of the Annual Meeting held today, June 14, 2022, will also be posted on the said website.

.

2. Organizational Meeting

2.1The Organizational Meeting was held immediately after the adjournment of the Annual Meeting.

(a)All of the thirteen (13) directors/independent directors elected during the Annual Meeting were present in person in the Organizational Meeting except Directors Manuel L. Argel, Jr. and James L. Go who joined the meeting via MS Teams. A nominee for appointment as member of the Advisory Board/Committee was also present in person while two other nominees joined the meeting via MS Teams.

2.2The following actions were approved by the Board of Directors at the Organizational Meeting:

(a)  Appointment of Mr. Manuel V. Pangilinan as Chairman of the Board of Directors

(b)Appointment of Ret. Chief Justice Artemio V. Panganiban as Lead Independent Director

(c)Appointment of the members of the Advisory Board/Committee:

Mr. Benny S. SantosoMr. Orlando B. VeaMr. Christopher H. Young

(d)Appointment of the Chairmen, Members and Advisors of the six (6) Board Committees, as follows:

Audit CommitteeMs. Bernadine T. Siy, Chairman/Independent MemberMr. Bernido H. Liu, Independent MemberRet. Chief Justice Artemio V. Panganiban, Independent MemberMs. Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)Mr. James L. Go, AdvisorMr. Kazuyuki Kozu, AdvisorRisk CommitteeRet. Chief Justice Artemio V. Panganiban, Chairman/Independent MemberMr. Bernido H. Liu, Independent MemberMs. Bernadine T. Siy, Independent MemberMr. James L. Go, MemberMr. Kazuyuki Kozu, MemberMs. Anabelle L. Chua, Non-voting MemberGovernance, Nomination and Sustainability CommitteeMr. Manuel V. Pangilinan, ChairmanMr. Bernido H. Liu, Independent MemberRet. Chief Justice Artemio V. Panganiban, Independent MemberMs. Bernadine T. Siy, Independent MemberMr. Kazuyuki Kozu, MemberMs. Gina Marina P. Ordoñez, Non-voting MemberMs. Melissa V. Vergel de Dios, Non-voting MemberMr. Alfredo S. Panlilio, Advisor Executive Compensation CommitteeMr. Manuel V. Pangilinan, ChairmanMr. Bernido H. Liu, Independent MemberRet. Chief Justice Artemio V. Panganiban, Independent MemberMs. Bernadine T. Siy, Independent MemberMr. Kazuyuki Kozu, MemberMs. Gina Marina P. Ordoñez, Non-voting MemberTechnology Strategy CommitteeMr. Manuel V. Pangilinan, ChairmanAmb. Albert F. Del Rosario, MemberAtty. Ray C. Espinosa, MemberMr. James L. Go, MemberMr. Kazuyuki Kozu, MemberMr. Alfredo S. Panlilio, MemberMr. Orlando B. Vea, Non-voting Member

   Data Privacy and Information Security Committee

   Mr. Manuel V. Pangilinan, Chairman

   Atty. Ray C. Espinosa, Member

   Mr. Kazuyuki Kozu, Member

   Mr. Bernido H. Liu, Independent Member

   Mr. Alfredo S. Panlilio, Advisor

(e)Election of the following officers to the positions indicated opposite their respective names:

Name                                            Position

Alfredo S. Panlilio-President and Chief Executive Officer

Anabelle L. Chua-Senior Vice President, Chief Financial Officer and

Chief Risk Management Officer

Victorico P. Vargas-Leadership Transition Officer

Marilyn A. Victorio-Aquino-Senior Vice President, Chief Legal Counsel and

Corporate Secretary

Gina Marina P. Ordoñez-Senior Vice President and Chief People Officer

Mary Rose L. Dela Paz-Senior Vice President and Chief Procurement Officer

Mario G. Tamayo-Senior Vice President and Network Head

Alejandro O. Caeg-Senior Vice President

Menardo G. Jimenez, Jr.-Senior Vice President

Jeremiah M. de la Cruz-Senior Vice President

Leo I. Posadas-First Vice President and Treasurer

Melissa V. Vergel De Dios-First Vice President and Chief Sustainability Officer

Gil Samson D. Garcia-First Vice President and Officer-in-Charge of Financial

Reporting and Controllership

Joseph Ian G. Gendrano-First Vice President

Katrina L. Abelarde-First Vice President

Benedict Patrick V. Alcoseba-First Vice President

Maria Carina J. Amparo- First Vice President

Marco Alejandro T. Borlongan -First Vice President

Mary Julie C. Carceller-First Vice President

Bernard H. Castro-First Vice President

Joseph Michael Vincent G. Co-First Vice President

Joan A. De Venecia-Fabul-First Vice President

Victor Emmanuel S. Genuino II-First Vice President

John John R. Gonzales-First Vice President

Ma. Criselda B. Guhit-First Vice President

Leah Camilla R. Besa-Jimenez-First Vice President

Princesita P. Katigbak-First Vice President

Gary Manuel Y. Kho-First Vice President

Albert Mitchell L. Locsin-First Vice President

Dale M. Ramos-First Vice President

Angel T. Redoble-First Vice President

Aileen D. Regio-First Vice President

Luis S. Reñon-First Vice President

Jeanine R. Rubin-First Vice President

Bernadette C. Salinas-First Vice President

Roderick S. Santiago-First Vice President

Patrick S. Tang-First Vice President

Victor Y. Tria-First Vice President

Jude Michael H. Turcuato-First Vice President

John Henri C. Yanez-First Vice President

Catherine L. Yap-Yang-First Vice President

Ma. Magdalene A. Tan-Vice President and Officer-in-Charge of Corporate

Governance

Abner Tito L. Alberto-Vice President and Assistant Corporate Secretary

Minerva M. Agas-Vice President

Cecille M. Alzona-Vice President

Roy Victor E. Anoñuevo-Vice President

Tito Rodolfo B. Aquino, Jr.-Vice President

Mitchie M. Arcaina-Vice President

Maria Cecilia A. Arevalo - Vice President

Jerameel A. Azurin-Vice President

Francis A. Bautista-Vice President

Rafael M. Bejar-Vice President

Dianne M. Blanco-Vice President

Wilson S. Bobier-Vice President

Luis Gregorio D. Casas-Vice President

Benjamin Jose C. Causon, Jr.-Vice President

Melvin Jeffrey C. Chan-Vice President

Ma. Monica M. Consing-Vice President

Branden B. Dean-Vice President

Ramil C. Enriquez-Vice President

Aniceto M. Franco III-Vice President

Leonard A. Gonzales-Vice President

Gene S. De Guzman-Vice President

Silverio S. Ibay, Jr.-Vice President

Gary F. Ignacio-Vice President

Marven S. Jardiel-Vice President

Rai Antonio A. De Jesus-Vice President

Alexander S. Kibanoff-Vice President

Javier C. Lagdameo- Vice President

Ser John S. Layug-Vice President

John Henry S. Lebumfacil-Vice President

Armando Dodjie T. Lim-Vice President

Czar Christopher S. Lopez-Vice President

Paolo Jose C. Lopez-Vice President

Ma. Carmela F. Luque-Vice President

Mark David P. Martinez-Vice President

Loreevie Gail O. Mercado-Vice President

Evert Chris R. Miranda-Vice President

Oliver Carlos G. Odulio-Vice President

Audrey Lyn S. Oliva-Vice President

Charles Louis L. Orcena-Vice President

Serviliano L. Padiz, Jr.-Vice President

Raymond A. Racho-Vice President

Anna Karina V. Rodriguez-Vice President

Marielle M. Rubio-Vice President

Genaro C. Sanchez-Vice President

Maria Christina C. Semira-Vice President

Arvin L. Siena-Vice President

Carla Elena A. Tabuena-Vice President

Jecyn Aimee C. Teng-Vice President

Milan M. Topacio-Vice President

Ma. Delia V. Villarino-Vice President

Radames Vittorio B. Zalameda-Vice President

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:	/s/ Marilyn A. Victorio-Aquino
Name:	Marilyn A. Victorio-Aquino
Title:	Corporate Secretary

June 14, 2022

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNADINE T. SIY, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during PLDT’s Annual Meeting of Stockholders held on June 14, 2022.

2.	I have been PLDT’s independent director since 2021.

3.	I am affiliated with the following companies or organizations as of June 10, 2022:

COMPANY/ORGANIZATION	POSITION/ RELATIONSHIP	PERIOD OF SERVICE
Cebu Air, Inc.	Independent Director	Feb. 2021 – present
Anvaya Cove Golf and Country Club, Inc.	Independent Director	Sept. 2021 - present
Ateneo de Manila University	Chairperson/ Trustee	Feb. 2020 – present May 2014 - present
B289 Properties Inc.	Director/President	Mar. 2016 – present
Ruby Jacks Manila, Inc.	Director	Feb. 2015– present
Epicurean Partners Exchange Inc.	Director	Nov. 2008 – present (still a Directors but no longer Chairman as of April 29, 2022)
Futureheads Industries, Inc.	Director	Aug. 2008 – present
Space Modern Incorporated	Director	July 2006 – present
Vast and Silver Corporation	Director	July 2006 – present
BWF Holdings, Inc.	Director	Aug. 2004 – present
Core Lifestyle Clothing, Inc.	Director	Jan. 2003 – present
Coffee Concepts Corporation	Director	Jan. 2002 – present
Ramona Holdings Corporation	Director/President	July 2000 – present
Coffee Masters, Inc.	Director	2000 – present
Lauderdale Corporation	Director	Oct. 1997 – present
Authentic American Apparel, Inc.	Director	Nov. 1995 – present
Interworld Properties Corporation	Director/President	Sept. 1995 – present
Glenfield Properties, Inc.	Director/President	Mar. 1995 – present
Roasters Phils., Inc.	Director	Aug. 1994 – present

COMPANY/ORGANIZATION	POSITION/ RELATIONSHIP	PERIOD OF SERVICE
Master Holdings Corporation	Director	July 1994 – present
Twin Rivers Holdings, Inc.	Director	July 1994 – present
Goldlink Holdings, Inc.	Director	June 1994 – present
Richfield, Inc.	Director	Sept. 1993 – present
Fil-Pacific Apparel Corporation	Director	1987 – present
Salomon Realty Corporation	Director	Sept. 1988 – present
Foundation for Economic Freedom	Trustee Fellow	July 2020 – present June 2011 - present
South Beach Holdings, Inc.	Director	May 2008 - present

4.

I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 22 of the Revised     Corporation Code, Section 38 of the Securities Regulation Code, its Implementing   Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as     independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 14th day of June 2022, at Makati City.

                  /s/Bernadine T. Siy

                 BERNADINE T. SIY

SUBSCRIBED AND SWORN to before me this 14th day of June 2022 at Makati City, affiant personally appeared before me and exhibited to me her Philippine Passport No. P0388884B expiring on 26 January 2028.

Doc No. 203;
Page No. 42;
Book No. VI;
Series of 2022.

NOTARY PUBLIC /s/Mark David P. Martinez
MARK DAVID P. MARTINEZ
Notary Public for the City of Makati
Until December 31, 2021
Notarial Commission Valid Until June 30, 2022 Per SC Resolution Re: B.M. 3795 dated September 28, 2021
Appointment No. M-100 Roll of Attorneys No. 54534 IBP O.R. No. 179531 – 01/25/2022
PTR No. 8858536-01/06/2022- Makati City
9/F MGO Bldg. Legazpi St., Legazpi Vill., Makati City, MM

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during PLDT’s Annual Meeting of Stockholders held on June 14, 2022.

2.	I have been PLDT’s independent director since 2013.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Pan Philippine Resources Corp.	Chairman	1976 – present
Arpan Investment and Management, Inc.	Chairman	1976 – present
GMA Network Inc.	Independent Director	2007 – present
Metro Pacific Investments Corp.	Independent Director	2007 – present
Manila Electric Company	Independent Director	2008 – present
GMA Holdings, Inc.	Independent Director	2009 – present
Petron Corporation	Independent Director	2010 – present
Asian Terminals Inc.	Independent Director	2010 – present
Metro Pacific Tollways Corp.	Independent Director	2010 – present
JG Summit Holdings, Inc.	Independent Director	2021 – present
RL Commercial REIT, Inc.	Independent Director	2021 – present
Jollibee Foods Corp.	Non-Executive Director	2012 – present
TeaM Energy Corporation	Independent Director	2015 – present
Asian Hospital, Inc.	Independent Director	2017 – present
Metropolitan Bank & Trust Co.	Senior Adviser	2007 – present
Double Dragon Properties Corporation	Adviser	2014 – present
Bank of the Philippine Islands	Member, Advisory Council	2016 – present
MerryMart Consumer Corp.	Adviser	2020 – present

For my full bio-data, log on to my personal website: cjpanganiban.com

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 22 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any criminal or administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as     independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 14th day of June 2022, at Makati City.

.

                  /s/Artemio V. Panganiban

                 ARTEMIO V. PANGANIBAN

SUBSCRIBED AND SWORN to before me this 14th day of June 2022 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. P0388884B expiring on 23 January 2029.

NOTARY PUBLIC /s/Mark David P. Martinez
MARK DAVID P. MARTINEZ
Notary Public for the City of Makati
Until December 31, 2021
Notarial Commission Valid Until June 30, 2022 Per SC Resolution Re: B.M. 3795 dated September 28, 2021

Appointment No. M-100 Roll of Attorneys No. 54534 IBP O.R. No. 179531 – 01/25/2022
PTR No. 8858536-01/06/2022- Makati City
9/F MGO Bldg. Legazpi St., Legazpi Vill., Makati City, MM

Doc No. 202;
Page No. 42;
Book No. VI;
Series of 2022.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNIDO H. LIU, Filipino, of legal age and with office address at GABC 1155, 1155 North EDSA, Balintawak, Quezon City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during PLDT’s Annual Meeting of Stockholders held on June 14, 2022.

2.	I have been PLDT’s independent director since 2015.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Matimco Incorporated	Chairman	2003 – 2022
Basic Graphics Inc.	Chairman	2005 – 2022
LH Paragon Inc.	Chairman	2006 – 2022
GOLDEN ABC, Inc.	Chairman President	2008 – 2022 2008 - 2022
Oakridge Realty Development Corporation	Chairman	2006 – 2022
Red Logo Lifestyle, Inc. *Ceased operations on July 31, 2020	Chairman	2007 – 2022
Essentia Medical Group, Inc. *No business operations since December 1, 2020	Chairman	2014 – 2022
Greentree Food Solutions, Inc.	Chairman	2016 – 2022
Digital Retailing Innovations, Inc. * Formerly Store Masters International Incorporated	Chairman President	2011 – 2022 2011 – 2022

GABC Int’l. Pte. Ltd. (SG)	Director	2016 – 2022
GABC Singapore Retail Pte. Ltd. (SG)	Director	2016 – 2022
Mga Likha ni Inay, Inc. (member of CARD MRI)	Director	2015 – 2022

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 22 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and PLDT’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 14th day of June 2022, at Makati City.

  /s/Bernido H. Liu

                         BERNIDO H. LIU

SUBSCRIBED AND SWORN to before me this 8th day of June 2021 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. EC8085782 expiring on 26 October 2030.

NOTARY PUBLIC /s/Mark David P. Martinez
MARK DAVID P. MARTINEZ
Notary Public for the City of Makati
Until December 31, 2021
Notarial Commission Valid Until June 30, 2022 Per SC Resolution Re: B.M. 3795 dated September 28, 2021
Appointment No. M-100 Roll of Attorneys No. 54534 IBP O.R. No. 179531 – 01/25/2022
PTR No. 8858536-01/06/2022- Makati City
9/F MGO Bldg. Legazpi St., Legazpi Vill., Makati City, MM

Doc No. 204;
Page No. 42;
Book No. VI;
Series of 2022.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Marilyn A. Vicrorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  June 14, 2022